UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2018
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Nordic American Offshore Ltd. (the "Company") dated December 12, 2018, announcing the results of the Company's Annual General Meeting of Shareholders held on December 11, 2018.
This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-208351), as amended and filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: December 12, 2018	By:	/s/ Bjørn Giæver
Bjørn Giæver Chief Financial Officer

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) Results of Annual General Meeting of Shareholders

Hamilton, Bermuda, December 12, 2018

Nordic American Offshore LTD (the "Company") (NYSE: NAO) conducted its Annual General Meeting of Shareholders (the "Meeting") on December 11, 2018 in Copenhagen, Denmark.  The following resolutions were approved and adopted at the Meeting:

1.	Election of Paul J. Hopkins and James Kelly as Class B Directors to serve until the 2021 Annual General Meeting of Shareholders;

2.	Approval of the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders; and

3.
Approval of the amendment of the Company's Memorandum of Association to increase the Company's authorized share capital from $2,000,000 to $4,000,000 comprised of 400,000,000 common shares of par value $0.01 per share.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Bjørn Giæver, CFO
Nordic American Offshore Ltd.
Tel: +1 888 755 8391 or +47 91 35 00 91
Marianne Lie, Executive Vice Chair
Nordic American Offshore Ltd.
Tel.: +47 91 64 55 06
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223
Web-site: http://www.nao.bm/